November 6, 2007
Ms. Karen J. Garnett,
   Assistant Director,
      Division of Corporation Finance,
         Securities and Exchange Commission,
            100 F Street, NE,
               Washington, DC 20549-3628.
Re:	Thomas Weisel Partners Group, Inc. Preliminary Proxy Statement on Schedule 14A Registration No. 0-51730 Filed on October 25, 2007
Dear Ms. Garnett:
     Reference is made to the Staff’s letter, dated November 5, 2007, relating to the Schedule 14A filed by Thomas Weisel Partners Group, Inc. (the “Company”) on October 25, 2007.
     The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Karen J. Garnett	-2-

Sincerely, Thomas Weisel Partners Group, Inc.
By:	/s/ Mark P. Fisher
Mark P. Fisher
Secretary

cc:	Angela McHale (Securities and Exchange Commission)

Scott D. Miller (Sullivan & Cromwell LLP)

William M. Ainley (Davies Ward Phillips & Vineberg LLP)